                                                                    NEWS RELEASE

--------------------------------------------------------------------------------
                       First Quarter Results Reported By
                           Fantom Technologies Inc.
                            ~Also Declare Dividend


TORONTO, October 19, 1999 - First quarter results were announced today by Fantom Technologies Inc. (TSE: FTM; NASDAQ: FTMTF). Net income for the three months ended September 30, 1999 was $3.4 million or $0.38 per share (based on 9,046,119 shares outstanding) compared with $3.3 million or $0.36 per share (based on 8,972,809 shares outstanding) for the year-earlier period. Sales were $57.0 million compared with $55.1 million for the year-earlier period.

Commenting on the Company's results, Fantom Technologies' President & CEO Allan Millman said, "Our revenue and net income for the quarter were the highest ever for the July - September period. Importantly, our distribution is continuing to expand. At the end of September, we made our first shipments to Wal-Mart Stores, Inc. in the United States. Our vacuums are currently being tested in several hundred of the largest Wal-Mart stores, and we are optimistic about the potential this increased distribution represents." Mr. Millman went on to say, "Our new product development efforts are progressing well. We are on target to launch a new line of floor-care products, as well as our first household water-treatment product - a counter-top microbiological water purifier - in the summer of 2000."

Fantom Technologies also announced today that its Board of Directors declared a quarterly cash dividend of 5 cents per share payable on January 1, 2000 to shareholders of record at the close of business on November 30, 1999.

About Fantom Technologies

Fantom Technologies Inc. of Ontario, Canada is a growth-oriented, household-appliance company, seeking the best ideas in technology that will make daily living better for consumers. In the past five years, Fantom has changed the face of the vacuum cleaner industry in North America with its line of dual-cyclonic vacuums. The Company is developing several new

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products based on proprietary technology and has aggressive plans to expand the markets and geographic territories in which it competes. Since May 1998, fifty-three utility patent applications have been filed for technologies the Company is either acquiring or exclusively licensing through its association with Omachron Technologies, Inc.

For more information about Fantom Technologies, visit the Company's web site at www.fantom.com.

The foregoing information includes certain statements relating to the Company which are forward-looking statements under Section 21E of the United States Securities Exchange Act of 1934. The word "plans", "target" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements are based on assumptions made by, and information available to, the Company. However, there are important factors that could cause actual results to differ materially from those in such forward-looking statements including, among others, the contingencies arising from the uncertainties which are inherent in the development of new technology and the unanticipated costs and time delays which often arise in the process of developing new products based on innovative technology. The Company does not intend, and assumes no obligation, to update the forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.

For more information, please contact:

Allan Millman
President & CEO
416-622-9740 Ext. 232

Steve Doorey
Vice President, CFO
905-734-7476 Ext. 281

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

                             Financial Highlights
                       (Unaudited, in Canadian Dollars)

-----------------------------------------------------------------------------
                       Consolidated Statements of Income
-----------------------------------------------------------------------------
                                               Three Months Ended
-----------------------------------------------------------------------------
           September 30                   1999                     1998
-----------------------------------------------------------------------------
 Sales                                 $57,044,537              $55,114,160
-----------------------------------------------------------------------------
 Cost of Goods Sold                    $35,764,199              $36,168,204
-----------------------------------------------------------------------------
 Gross Margin                          $21,280,338              $18,945,956
-----------------------------------------------------------------------------
 Selling, General & Administrative     $15,155,355              $13,606,074
-----------------------------------------------------------------------------
 Research and Development Expense      $   784,374              $   324,758
-----------------------------------------------------------------------------
 Finance Charges                          ($64,921)                ($99,932)
-----------------------------------------------------------------------------
 Income Before Taxes                   $ 5,405,530              $ 5,115,056
-----------------------------------------------------------------------------
 Tax Provisions                        $ 2,000,000              $ 1,842,000
-----------------------------------------------------------------------------
 Net Income                            $ 3,405,530              $ 3,273,056
-----------------------------------------------------------------------------
 Earnings Per Share (Basic)            $      0.38              $      0.36
-----------------------------------------------------------------------------
 Average # of Shares Outstanding         9,046,119                8,972,809
-----------------------------------------------------------------------------
 Earnings Per Share (Fully-Diluted)    $      0.36              $      0.35
-----------------------------------------------------------------------------

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

                             Financial Highlights
                       (Unaudited, in Canadian Dollars)


-------------------------------------------------------------------------------------------------------------
                                               Consolidated Balance Sheets
-------------------------------------------------------------------------------------------------------------
                    September 30                                        1999                      1998
-------------------------------------------------------------------------------------------------------------
 Cash                                                                 $  7,513,003             $  2,086,587
-------------------------------------------------------------------------------------------------------------
 Other Current Assets                                                 $ 65,495,095             $ 62,328,425
-------------------------------------------------------------------------------------------------------------
 Deferred Development Costs, Net of Amortization                      $  2,128,044             $  1,320,046
-------------------------------------------------------------------------------------------------------------
 Property, Plant & Equipment at Cost                                  $ 38,731,211             $ 28,298,147
-------------------------------------------------------------------------------------------------------------
 Less Accumulated Depreciation                                         ($8,369,311)             ($5,520,072)
-------------------------------------------------------------------------------------------------------------
 Net Fixed Assets                                                     $ 30,361,900             $ 22,778,075
-------------------------------------------------------------------------------------------------------------
 Total Assets                                                         $105,498,042             $ 88,513,133
-------------------------------------------------------------------------------------------------------------
 Bank Indebtedness                                                    $          0             $          0
-------------------------------------------------------------------------------------------------------------
 Other Current Liabilities                                            $ 38,500,057             $ 35,350,589
-------------------------------------------------------------------------------------------------------------
 Capital Lease Obligations, Less Current Portions                     $          0             $      7,739
-------------------------------------------------------------------------------------------------------------
 Deferred Income Taxes                                                $  2,852,564             $  3,331,114
-------------------------------------------------------------------------------------------------------------
 Deferred Currency-Hedging Exchange Gains                             $  1,451,573             $    968,059
-------------------------------------------------------------------------------------------------------------
 Share Capital                                                        $ 28,623,308             $ 27,837,037
-------------------------------------------------------------------------------------------------------------
 Retained Earnings                                                    $ 34,070,540             $ 21,018,595
-------------------------------------------------------------------------------------------------------------
 Total Liabilities & Shareholders' Equity                             $105,498,042             $ 88,513,133
-------------------------------------------------------------------------------------------------------------

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